

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

Colorado Secretary of State
Date and Time: 02/15/2013 01:17 PM
ID Number: 19901048370

Document number: 20131101238
Amount Paid: $1.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment
filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 19901048370

1. Entity name: BillMyParents, Inc.

(If changing the name of the corporation, indicate name before the name change)

2. New Entity name:
   (if applicable)

   The SpendSmart Payments Company

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

   ☐ "bank" or "trust" or any derivative thereof
   ☐ "credit union"   ☐ "savings and loan"
   ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: _____
   (mm/dd/yyyy)

   or

   If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: _____
   (mm/dd/yyyy)

Notice:
Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the
   individual(s) causing the document
   to be delivered for filing:

Ben-Bassat _____ Ron _____ _____ _____
      (Last)   *(First)*   *(Middle)*   *(Suffix)*

1425 RXR Plaza _____
(Street name and number or Post Office information)

_____

Uniondale _____ NY   11556 _____
       (City)   *(State)*   *(Postal/Zip Code)*
_____ United States_
   (Province – if applicable)   *(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address

of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the

name and address of such individuals.)

Disclaimer:
This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
BILLMYPARENTS, INC.

ID#: 19901048370

BillMyParents, Inc., a Colorado corporation (the "Corporation"), having its principal office at 6190 Cornerstone Court, Suite 216 San Diego, California 92121, hereby certifies to the Department of Corporations of Colorado that:

FIRST: The Corporation desires to amend its Articles of Incorporation (the "Articles") as currently in effect.

SECOND: The Articles are hereby amended as of February 15, 2013 to read as follows:

ARTICLE II shall be deleted in its entirety and replaced with the following:

ARTICLE II

The name of the Corporation shall be "The SpendSmart Payments Company"

THIRD: This amendment to the Articles has been duly authorized and approved by the Board of Directors and shareholders of the Corporation as required by law.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to Articles to be signed in its name and on its behalf by its President and witnessed by its Secretary.

/s/ William Hernandez
William Hernandez, President

/s/ Jonathan Shultz
Jonathan Shultz, Secretary